Exhibit 99
October 24, 2011 07:00 ET
Navios Maritime Partners L.P. Reports
Financial Results for the Third Quarter and Nine Months ended September 30, 2011
•	Cash Distribution of $0.44 per Unit for Q3 2011

•	26.0% Increase in Quarterly Revenue to $48.0 Million

•	24.1% Increase in Quarterly Operating Surplus to $29.4 Million

•	24.1% Increase in Quarterly EBITDA to $36.0 Million
PIRAEUS, GREECE—(Marketwire — Oct 24, 2011) — Navios Maritime Partners L.P. (“Navios Partners”) (NYSE: NMM), an owner and operator of dry cargo vessels, today reported its financial results for the third quarter and nine months ended September 30, 2011.
Ms. Angeliki Frangou, Chairman and Chief Executive Officer of Navios Partners, stated: “I am pleased with our strong results for the quarter. We increased EBITDA by 24%. These results and our stable business model allowed us to declare a quarterly distribution of $0.44, representing an annual distribution of $1.76.”
Ms. Frangou continued, “The recent strength in dry bulk shipping rates appears to reflect underlying economic activity. We see this through congestion at major Australian and Brazilian ports, increased Chinese thermal coal imports due to Chinese electricity demand, increased Chinese iron ore imports and a recovering Japan. However, we remain cautious as global growth appears to be threatened by the unresolved European financial crisis.”
RECENT DEVELOPMENTS
Amendment to Management Agreement
Navios Partners extended the duration of its existing Management Agreement with Navios Shipmanagement Inc. (the “Manager”), a subsidiary of Navios Maritime Holdings Inc. (“Navios Holdings”), until December 31, 2017 and fixed the rate for shipmanagement services of its owned fleet through December 31, 2013. The new management fees are: (a) $4,650 daily rate per Ultra-Handymax vessel; (b) $4,550 daily rate per Panamax vessel; and (c) $5,650 daily rate per Capesize vessel.
Amendment to Administrative Services Agreement
Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager pursuant to the same terms, until December 31, 2017.
Cash Distribution
The Board of Directors of Navios Partners declared a cash distribution for the third quarter of 2011 of $0.44 per unit. The distribution is payable on November 11, 2011 to holders of record on November 8, 2011.
Long-Term and Insured Cash Flow
Navios Partners has entered into medium to long-term time charter-out agreements for its vessels with a remaining average term of four years, providing a stable base of revenue and distributable cash flow. Navios Partners has currently contracted out 100.0% of available days for 2011, 92.0% for 2012 and 73.7% for 2013, generating revenues of approximately $188.7 million, $188.8 million and $158.5 million, respectively. The average contractual daily charter-out rate for the fleet is $29,950, $31,146 and $32,732 for 2011, 2012 and 2013, respectively. The average daily charter-in rate for the active long-term charter-in vessels is $13,513 for 2011.
Navios Partners’ charter-out contracts are insured for credit default by an AA+ rated European Union governmental agency.
FINANCIAL HIGHLIGHTS
For the following results and the selected financial data presented herein, Navios Partners has compiled consolidated statement of operations for the three and nine months ended September 30, 2011 and 2010. The quarterly and nine month 2011 and 2010 information was derived from the unaudited condensed consolidated financial statements for the respective periods. EBITDA, Adjusted EBITDA, Adjusted Net Income, Adjusted Earnings per Common Unit and Operating Surplus are non-US GAAP financial measures and should not be used in isolation or substitution for Navios Partners’ results.

	Three Month	Three Month	Nine Month	Nine Month
	Period ended	Period ended	Period ended	Period ended
(in $‘000 except per	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
unit data)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	$48,011	$38,074	$136,490	$100,742
Net income	$16,563	$16,345	$46,674	$42,114
Adjusted Net income (1)	$16,563	$16,345	$50,653	$42,114
EBITDA	$35,980	$28,967	$99,203	$74,900
Adjusted EBITDA (1)	$35,980	$28,967	$103,182	$74,900
Earnings per Common unit	$0.35	$0.38	$0.98	$1.13
Adjusted Earnings per Common unit(1)	$0.35	$0.38	$1.32	$1.13
Operating Surplus	$29,405	$23,716	$84,596	$60,601
Maintenance and Replacement Capital expenditure reserve	$4,828	$3,754	$13,740	$10,670

(1)	Adjusted Net income, Adjusted EBITDA and Adjusted Earnings per Common unit (basic and diluted) for the nine month period ended September 30, 2011, exclude a $4.0 million non-cash charge for the write-off of the intangible asset associated with the Navios Apollon charter-out contract.
Three month periods ended September 30, 2011 and 2010
Time charter revenues for the three month period ended September 30, 2011 increased by $9.9 million or 26.0% to $48.0 million, as compared to $38.1 million for the same period in 2010. The increase was mainly attributable to the acquisition of the Navios Fulvia and the Navios Melodia on November 15, 2010 and the Navios Luz and the Navios Orbiter on May 19, 2011. As a result of the vessel acquisitions, available days of the fleet increased to 1,656 days for the three month period ended September 30, 2011, as compared to 1,270 days for the three month period ended September 30, 2010. The increase in revenue was partially offset by the decrease of $3.8 million incurred due to unscheduled off hires. The time charter equivalent (“TCE”) decreased to $28,992 for the three month period ended September 30, 2011, from $29,978 for the three month period ended September 30, 2010.
EBITDA increased by $7.0 million to $36.0 million for the three month period ended September 30, 2011, as compared to $29.0 million for the same period of 2010. The increase in EBITDA was due to a $9.9 million increase in revenue following the acquisitions of the Navios Melodia and the Navios Fulvia in November 2010 and the Navios Luz and the Navios Orbiter in May 2011. The above increase was partially offset by a $1.9 million increase in management fees, a $0.5 million increase in time charter expenses and a $0.5 million increase in administrative and other expenses as a result of the increased number of vessels in Navios Partners’ fleet.
The reserve for estimated maintenance and replacement capital expenditures for the three month periods ended September 30, 2011 and 2010 was $4.8 million and $3.8 million, respectively (please see Reconciliation of Non-GAAP Financial Measures in Exhibit 3).
Navios Partners generated an Operating Surplus for the three month period ended September 30, 2011 of $29.4 million, as compared to $23.7 million for the three month period ended September 30, 2010. Operating Surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of Navios Partners and other master limited partnerships (please see Reconciliation of Non-GAAP Financial Measures in Exhibit 3).
Net income for the three months ended September 30, 2011 amounted to $16.6 million compared to $16.3 million for the three months ended September 30, 2010. The increase in net income by $0.3 million was due to a $7.0 million increase in EBITDA partially offset by:(i) a $0.1 million decrease in interest income; (ii) a $0.5 million increase in interest expense and finance cost, net; and (iii) a $6.2 million increase in depreciation and amortization expense due to the acquisition of the Navios Melodia, the Navios Fulvia, the Navios Orbiter and the Navios Luz and the favorable lease terms recognized in relation to these acquisitions.
Nine month periods ended September 30, 2011 and 2010
Time charter revenues for the nine month period ended September 30, 2011 increased by $35.8 million or 35.6% to $136.5 million, as compared to $100.7 million for the same period in 2010. The increase was mainly attributable to the acquisition of the Navios Hyperion on January 8, 2010, the Navios Sagittarius on January 12, 2010, the Navios Aurora II on March 18, 2010, the Navios Pollux on May 21, 2010, the Navios Fulvia and the Navios Melodia on November 15, 2010 and the Navios Luz and the Navios Orbiter on May 19, 2011. As a result of the vessel acquisitions, available days of the fleet increased to 4,604 days for the nine month period ended September 30, 2011, as compared to 3,498 days for the nine month period ended September 30, 2010. The increase in revenue was partially offset by the decrease of $6.9 million incurred due to unscheduled off hires. The time charter equivalent (“TCE”) increased to $29,646 for the nine month period ended September 30, 2011, from $28,801 for the nine month period ended September 30, 2010.
Adjusted EBITDA increased by $28.3 million to $103.2 million for the nine month period ended September 30, 2011, as compared to $74.9 million for the same period of 2010. The increase in Adjusted EBITDA was due to a $35.8 million increase in revenue following the acquisitions of the Navios Hyperion and the Navios Sagittarius in January 2010, the Navios Aurora II in March 2010, the Navios Pollux in May 2010, the Navios Melodia and the Navios Fulvia in November 2010 and the Navios Luz and

the Navios Orbiter in May 2011. The above increase was partially offset by a $5.5 million increase in management fees, a $0.9 million increase in time charter expenses and a $1.0 million increase in administrative and other expenses as a result of the increased number of vessels in Navios Partners’ fleet.
The reserve for estimated maintenance and replacement capital expenditures for the nine month periods ended September 30, 2011 and 2010 was $13.7 million and $10.7 million, respectively (please see Reconciliation of Non-GAAP Financial Measures in Exhibit 3).
Navios Partners generated an Operating Surplus for the nine month period ended September 30, 2011 of $84.6 million, as compared to $60.6 million for the nine month period ended September 30, 2010. Operating Surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of Navios Partners and other master limited partnerships (please see Reconciliation of Non-GAAP Financial Measures in Exhibit 3).
Net income for the nine months ended September 30, 2011 amounted to $46.7 million which was negatively impacted by a $4.0 million non-cash charge for the write-off of the intangible asset associated with the Navios Apollon charter-out contract. Excluding this write-off, Adjusted Net income for the nine month period ended September 30, 2011 amounted to $50.7 million compared to $42.1 million for the nine months ended September 30, 2010. The increase in net income by $8.6 million was due to: (a) a $28.3 million increase in Adjusted EBITDA; and (b) a $0.2 million increase in interest income, partially offset by: (i) a $1.8 million increase in interest expense and finance cost, net; and (ii) a $18.1 million increase in depreciation and amortization expense due to the acquisition of the Navios Sagittarius, the Navios Hyperion, the Navios Aurora II, the Navios Pollux, the Navios Melodia, the Navios Fulvia, the Navios Orbiter and the Navios Luz and the favorable lease terms recognized in relation to these acquisitions.
Fleet Employment Profile
The following table reflects certain key indicators indicative of the performance of Navios Partners and its core fleet performance for the three and nine month periods ended September 30, 2011 and 2010.

	Three Month	Three Month	Nine Month	Nine Month
	Period ended	Period ended	Period ended	Period ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Available Days (1)	1,656	1,270	4,604	3,498
Operating Days (2)	1,504	1,269	4,317	3,487
Fleet Utilization (3)	90.8%	99.9%	93.8%	99.7%
Time Charter Equivalent (per day)(4)	$28,992	$29,978	$29,646	$28,801
Vessels operating at period end	18	14	18	14

(1)	Available days for the fleet represent total calendar days the vessels were in our possession for the relevant period after subtracting off-hire days associated with scheduled repairs, drydockings or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which a vessel is capable of generating revenues.

(2)	Operating days is the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)	Fleet utilization is the percentage of time that our vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure efficiency in finding employment for vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs, drydockings or special surveys.

(4)	Time Charters Equivalents (“TCE”) rates are defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.
Conference Call details:
Navios Partners’ management will host a conference call today, Monday, October 24, 2011 to discuss the results for the third quarter and nine months ended September 30, 2011.
Conference Call details:
Call Date/Time: Monday, October 24, 2011 at 08:30 am ET
Call Title: Navios Partners Q3 2011 Financial Results Conference Call
US Dial In: +1.866.394.0817
International Dial In: +1.706.679.9759
Conference ID: 1227 6335
The conference call replay will be available two hours after the live call and remain available for one week at the following numbers:

US Replay Dial In: +1.800.585.8367
International Replay Dial In: +1.404.537.3406
Conference ID: 1227 6335
Slides and audio webcast:
There will also be a live webcast of the conference call, through the Navios Partners website (www.navios-mlp.com) under “Investors.” Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
A supplemental slide presentation will be available on the Navios Partners website under the “Investors” section by 7:45 am ET on the day of the call.
About Navios Maritime Partners L.P.
Navios Partners (NYSE: NMM) is a publicly traded master limited partnership which owns and operates dry cargo vessels. For more information, please visit our website at www.navios-mlp.com
Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Partners’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although the Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Partners’ filings with the Securities and Exchange Commission. Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

EXHIBIT 1
NAVIOS MARITIME PARTNERS L.P.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. Dollars except unit data)

	September 30,	December 31,
	2011	2010
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$49,501	$51,278
Restricted cash	8,467	824
Accounts receivable, net	5,948	936
Prepaid expenses and other current assets	2,052	2,574

Total current assets	65,968	55,612

Vessels, net	675,383	612,358
Deferred financing costs, net	2,602	2,582
Other long term assets	138	242
Intangible assets	185,561	170,091

Total non-current assets	863,684	785,273

Total assets	$929,652	$840,885

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable	$2,259	$1,076
Accrued expenses	2,417	1,941
Deferred voyage revenue	9,827	10,575
Current portion of long-term debt	31,700	29,200
Amounts due to related parties	9,445	2,633

Total current liabilities	55,648	45,425

Long-term debt	302,275	292,300
Unfavorable lease terms	—	665
Deferred voyage revenue	5,921	10,992

Total non-current liabilities	308,196	303,957

Total liabilities	363,844	349,382

Commitments and contingencies	—	—
Partners’ capital:
Common Unitholders (46,887,320 and 41,779,404 units issued and outstanding at September 30, 2011 and December 31, 2010, respectively)	733,770	651,965
Subordinated Unitholders (7,621,843 units issued and outstanding at September 30, 2011 and December 31, 2010)	(176,492)	(168,229)
General Partner (1,132,843 and 1,028,599 units issued and outstanding at September 30, 2011 and December 31, 2010, respectively)	2,448	1,685
Subordinated Series A Unitholders (1,000,000 units issued and outstanding at September 30, 2011 and December 31, 2010)	6,082	6,082

Total partners’ capital	565,808	491,503

Total liabilities and partners’ capital	$929,652	$840,885

NAVIOS MARITIME PARTNERS L.P.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

			Nine Month	Nine Month
	Three Month Period	Three Month Period ended	Period ended	Period ended
	ended September 30,2011	September 30,2010	September 30, 2011	September 30, 2010
	($‘000)	($‘000)	($‘000)	($‘000)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Time charter revenues	$48,011	$38,074	$136,490	$100,742
Time charter expenses	(3,480)	(2,986)	(9,672)	(8,808)
Direct vessel expenses	(13)	(18)	(48)	(75)
Management fees	(7,093)	(5,170)	(19,607)	(14,064)
General and administrative expenses	(1,186)	(966)	(3,578)	(2,973)
Depreciation and amortization	(17,151)	(10,966)	(46,821)	(28,675)
Write-off of intangible asset	—	—	(3,979)	—
Interest expense and finance cost, net	(2,377)	(1,862)	(6,415)	(4,566)
Interest income	124	224	755	530
Other income	4	27	37	85
Other expense	(276)	(12)	(488)	(82)

Net income	$16,563	$16,345	$46,674	$42,114

Earnings per unit:

	Three Month	Three Month	Nine Month	Nine Month
	Period ended September 30,	Period ended	Period ended	Period ended
	2011 (unaudited)	September 30, 2010 (unaudited)	September 30, 2011 (unaudited)	September 30, 2010 (unaudited)
Net income	$16,563	$16,345	$46,674	$42,114
Earnings attributable to:
Common unit holders	16,231	13,125	44,095	35,581
Subordinated unit holders	—	2,886	1,645	5,684
General partner unit holders	332	334	934	849
Subordinated Series A unit holders	—	—	—	—
Weighted average units outstanding (basic and diluted)
Common unit holders	46,887,320	34,666,034	44,911,890	31,428,339
Subordinated unit holders	7,621,843	7,621,843	7,621,843	7,621,843
General partner unit holders	1,132,843	883,428	1,092,528	817,352
Subordinated Series A unit holders	1,000,000	1,000,000	1,000,000	1,000,000
Earnings per unit- overall (basic and diluted):
Common unit holders	$0.35	$0.38	$0.98	$1.13
Subordinated unit holders	$—	$0.38	$0.22	$0.75
General partner unit holders	$0.29	$0.38	$0.85	$1.04
Subordinated Series A unit holders	$—	$—	—	$—

NAVIOS MARITIME PARTNERS L.P.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. Dollars)

	Nine Month	Nine Month
	Period Ended	Period Ended
	September 30,	September 30,
	2011	2010
	(unaudited)	(unaudited)
OPERATING ACTIVITIES
Net income	$46,674	$42,114
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	46,821	28,675
Write-off of intangible asset	3,979	—
Amortization of deferred financing cost	394	302
Amortization of deferred dry dock costs	48	75
Changes in operating assets and liabilities:
Increase in restricted cash	(1)	(2)
Increase in accounts receivable	(5,012)	(325)
Decrease/(increase) in prepaid expenses and other current assets	522	(1,675)
Decrease/(increase) in other long term assets	56	(175)
Increase in accounts payable	1,183	361
Increase in accrued expenses	476	392
Decrease in deferred voyage revenue	(5,819)	(5,416)
Increase in amounts due to related parties	6,812	984

Net cash provided by operating activities	96,133	65,310

INVESTING ACTIVITIES:
Acquisition of vessels	(76,220)	(174,591)
Acquisition of intangibles	(43,780)	(111,165)

Net cash used in investing activities	(120,000)	(285,756)

FINANCING ACTIVITIES:
Cash distributions paid	(70,669)	(51,338)
Net proceeds from issuance of general partner units	2,052	3,566
Proceeds from issuance of common units, net of offering costs	86,288	147,460
Proceeds from long term debt	35,000	89,000
(Increase)/decrease in restricted cash	(7,642)	12,500
Repayment of long-term debt and payment of principal	(22,525)	(12,500)
Debt issuance costs	(414)	(1,025)

Net cash provided by financing activities	22,090	187,663

Decrease in cash and cash equivalents	(1,777)	(32,783)

Cash and cash equivalents, beginning of period	51,278	77,878

Cash and cash equivalents, end of period	$49,501	$45,095

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$5,596	$4,141
Issuance of common units to Navios Holdings related to the acquisition of Navios Luz and Navios Orbiter in May 2011	$9,960	$—
Issuance of common units to Navios Holdings related to the acquisition of Navios Aurora II in March 2010	$—	$20,325

EXHIBIT 2

Owned Vessels	Type	Built	Capacity (DWT)	Charter Expiration Date	Charter-Out Rate(1)
Navios Apollon(2)	Ultra-Handymax	2000	52,073	March 2012	$13,775
Navios Gemini S	Panamax	1994	68,636	February 2014	$24,225
Navios Libra II	Panamax	1995	70,136	November 2012	$18,525
Navios Felicity	Panamax	1997	73,867	June 2013	$26,169
Navios Galaxy I	Panamax	2001	74,195	February 2018	$21,937
Navios Hyperion	Panamax	2004	75,707	April 2014	$37,953
Navios Alegria	Panamax	2004	76,466	February 2014	$16,984	(3)
Navios Orbiter	Panamax	2004	76,602	April 2014	$38,052
Navios Hope	Panamax	2005	75,397	August 2013	$17,562
Navios Sagittarius	Panamax	2006	75,756	November 2018	$26,125
Navios Fantastiks	Capesize	2005	180,265	February 2014	$36,290
Navios Aurora II	Capesize	2009	169,031	November 2019	$41,325
Navios Pollux	Capesize	2009	180,727	July 2019	$42,250
Navios Fulvia	Capesize	2010	179,263	September 2015	$50,588
Navios Melodia(4)	Capesize	2010	179,132	September 2022	$29,356	(5)
Navios Luz	Capesize	2010	179,144	November 2020	$29,356	(6)

Long-term Chartered-in Vessels
Navios Prosperity (7)	Panamax	2007	82,535	July 2012	$24,000
Navios Aldebaran (8)	Panamax	2008	76,500	March 2013	$28,391

(1)	Net time charter-out rate per day (net of commissions). Represents the charter-out rate during the time charter period prior to the time charter expiration date and, if applicable, the charter-out rate under new time charter.

(2)	The vessel was delivered to new charterers on September 8, 2011 upon completion of main engine repairs.

(3)	Profit sharing 50% above $16,984/ day based on Baltic Exchange Panamax TC Average.

(4)	In January 2011, Korea Line Corporation (“KLC”) filed for receivership. The charter was affirmed and will be performed by KLC on its original terms, provided that during an interim suspension period the sub-charterer of the Navios Melodia will pay us directly.

(5)	Profit sharing 50% above $37,500/ day based on Baltic Exchange Capesize TC Average.

(6)	Profit sharing 50% above $38,500/ day based on Baltic Exchange Capesize TC Average.

(7)	The Navios Prosperity is chartered-in for seven years until June 2014 and we have options to extend for two one-year periods. We have the option to purchase the vessel after June 2012 at a purchase price that is initially 3.8 billion Yen declining each year by 145 million Yen.

(8)	The Navios Aldebaran is chartered-in for seven years until March 2015 and we have options to extend for two one-year periods. We have the option to purchase the vessel after March 2013 at a purchase price that is initially 3.6 billion Yen declining each year by 150 million Yen.

EXHIBIT 3
Disclosure of Non-GAAP Financial Measures
1. EBITDA
EBITDA represents net income plus interest and finance costs plus depreciation and amortization and income taxes. EBITDA is included because it is used by certain investors to measure a company’s financial performance. EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.
Navios Partners believes EBITDA provides additional information with respect to Navios Partners’ ability to satisfy its obligations including debt service, capital expenditures, working capital requirements and determination of cash distribution. While EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.
Adjusted EBITDA
Adjusted EBITDA represents EBITDA plus the non-cash charge for the write-off of the intangible asset associated with the Navios Apollon charter-out contract.
2. Operating Surplus
Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense and estimated maintenance and replacement capital expenditures. Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, Navios Partners’ capital assets.
Operating Surplus is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of Navios Partners’ performance required by accounting principles generally accepted in the United States.
3. Available Cash
Available Cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter:
•	less the amount of cash reserves established by the Board of Directors to:
•	provide for the proper conduct of Navios Partners’ business (including reserve for maintenance and replacement capital expenditures);
•	comply with applicable law, any of Navios Partners’ debt instruments, or other agreements; or
•	provide funds for distributions to the unitholders and to the general partner for any one or more of the next four quarters;
•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under any revolving credit or similar agreement used solely for working capital purposes or to pay distributions to partners.
Available Cash is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Available cash is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of Navios Partners’ performance required by accounting principles generally accepted in the United States.

4. Reconciliation of Non-GAAP Financial Measures

	Three Month
	Period ended	Three Month	Nine Month	Nine Month
	September 30,	Period ended	Period ended	Period ended
	2011	September 30, 2010	September 30, 2011	September 30, 2010
	($ ‘000)	($ ‘000)	($ ‘000)	($ ‘000)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net Cash from Operating Activities	$34,263	$14,884	$96,133	$65,310
Net increase/ (decrease) in operating assets	1,764	(127)	4,435	2,177
Net (increase)/ decrease in operating liabilities	(2,160)	12,671	(2,652)	3,679
Net interest cost	2,253	1,638	5,660	4,036
Write-off of intangible asset	—	—	(3,979)	—
Deferred finance charges	(140)	(99)	(394)	(302)

EBITDA	$35,980	$28,967	$99,203	$74,900
Write-off of intangible asset	—	—	3,979	—

Adjusted EBITDA	$35,980	$28,967	$103,182	$74,900
Cash interest income	157	243	750	512
Cash interest paid	(1,904)	(1,740)	(5,596)	(4,141)
Maintenance and replacement capital expenditures	(4,828)	(3,754)	(13,740)	(10,670)

Operating Surplus(1)	$29,405	$23,716	$84,596	$60,601
Cash distribution paid relating to the first half of the year	—	—	(48,768)	(36,251)
Cash reserves	(4,576)	(2,738)	(10,999)	(3,372)

Available cash for distribution	$24,829	$20,978	$24,829	$20,978

(1)	Excludes expansion capital expenditures.
Contact Information
•	Contacts Investor Relations Contact: Navios Maritime Partners L.P. +1 (212) 906 8645 Investors@navios-mlp.com Nicolas Bornozis Capital Link, Inc. naviospartners@capitallink.com